NEWS RELEASE

September 7, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"
Berlin Stock Exchange Symbol: "WWE"
Issued and Outstanding: 14,007,524
Including 950,000 escrow shares

The Company has closed the non-brokered private placement of 315,500 units at a price of $1.50 per unit as announced in the Company's news release of June 21, 2004. Each unit is comprised of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one common share over a two year period at a price of $1.80 per share until September 3, 2005 and at a price of $2.10 per share thereafter until September 3, 2006. The hold periods for the units and the underlying securities expires on January 4, 2005.

The Company plans to use the proceeds from the private placement to, among other things, continue to pursue and negotiate power purchase agreements with potential purchasers in each of the areas where it holds land interests suitable for electrical power generation and for working capital.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operation of a utility scale wind park in California that has been in business since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurksi"

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.